FILT Red, Inc.

26 Century Boulevard

Nashville, Tennessee 37214

July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeff Gordon, Erin Donahue

Re:	FILT Red, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed June 7, 2022
CIK No. 0001921963
FILT Red, Inc.

Ladies and Gentlemen:

This letter sets forth responses of FILT Red, Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 21, 2022, with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on June 7, 2022 (as amended, the “Draft Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter confidentially submitting Amendment No. 2 to the Draft Registration Statement (the “Second Amended Draft Registration Statement”), which reflects these revisions. Page numbers in the Company’s responses to the comments below correspond to the page numbers in the Second Amended Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Draft Registration Statement.

Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted June 7, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 52

1.	Staff’s comment: On page 53, you express your expectation “to incur recurring costs associated with being a standalone public company.” Please revise your disclosure to distinguish between the bulleted items that are and are not covered by your transition services agreement. For those items that are not covered by your transition services agreement, more fully explain to us the basis for your conclusion that pro forma effect is not required to be given. In your explanation, please clarify, but do not limit your explanation to, whether any such amounts will be or are expected to be paid to Cummins Inc.; whether new employees will be in place at the latest date of the transactions for which you give pro forma effect; insight into the need for and timing of incremental compensation to existing employees and whether any such compensation will relate to service, performance or market conditions achieved prior to the separation and offering; and whether agreements for the items not covered by your transition services agreement will be in place or are in negotiations, and, if applicable, the status of such negotiations. If the items not covered by your transition services agreement represent dis-synergies, consider identifying them as such in your disclosure and tell us whether you considered the option to present them as management’s adjustments. In this regard, it is not clear whether your "factually supportable" reference is meant to explain why you have not opted to present management’s adjustments. Lastly, revise your disclosure to clarify what the last bullet “the type and level of other costs expected to be incurred” means.

Response: The Company acknowledges the Staff’s comment and we have updated the disclosure on page 59 of the Second Amended Draft Registration Statement to disclose the services that are covered by the transition services agreement. We note that "autonomous entity" adjustments include estimated costs to be incurred under the transition services agreement and "standalone entity" costs. We further note that we have revised the disclosure in the Second Amended Draft Registration Statement on page 54 to delete the last bullet “the type and level of other costs expected to be incurred”.

We have given pro forma effect to any amounts that will be or are expected to be paid to Cummins Inc., the cost of any new employees who will be in place at the latest date of the transaction, and any incremental compensation to existing employees. The cost for services listed on page 59 of the Second Amended Draft Registration Statement are being negotiated and/or will be negotiated after the transaction.

2.	Staff’s comment: We note on page 53 that you refer to “one-time expenses associated with becoming a standalone public company.” As a follow-up to the previous comment, please analyze for us and consider the need for revised disclosure to clarify whether each item listed is a transaction for which pro forma effect is required by Rule 11-01 of Regulation S-X and the reasons supporting your conclusions. In your reply, explain the relevance to your analysis of your references to "factually supportable" and "ongoing effect."

Response: The Company acknowledges the Staff’s comment and we have reviewed the listing of expenses. We have revised the disclosure on page 53 of the Second Amended Draft Registration Statement to include an adjustment for these expenses. We further note that we have revised the disclosure in the Second Amended Draft Registration Statement to delete the references to "factually supportable" and "ongoing effect".

3.	Staff’s comment: We note that pages 52 and 53 refer to more than one transition services agreement, pro forma Note 1(a) refers to a single transition services agreement, and page 58 refers to a separation agreement that includes a number of other agreements, only one of which is referred to as a transition services agreement. Please revise your pro forma disclosures to specify which page 58 agreements are and are not given effect in the pro forma financial statements. For any page 58 agreement that is not given pro forma effect, please explain the reasons for your determination.

Response: The Company acknowledges the Staff’s comment and we have updated the disclosure on page 53 of the Second Amended Draft Registration Statement to explain why pro forma adjustments are not being made for agreements other than the TSA. The other agreements detail how such matters will be separated and addressed on a prospective basis, but generally do not have operational impacts different than historical practices.

Note 15: Relationship with Parent and Related Parties, page F-27

4.	Staff’s comment: We note your response to comment 17. Pursuant to Rule 4-08(k)(1) of Regulation S-X, please disclose the amount of related party cost of sales on the face of your statements of income. Also revise your results of operations discussion in MD&A to separately discuss third-party and related party sales, cost of sales, and gross margins.

Response: The Company acknowledges the Staff's comment and we have updated the disclosure on pages 69, 72 and 74 of the Second Amended Draft Registration Statement to separately discuss third-party and related party sales.

With respect to the amount of related party cost of sales, we respectfully advise the Staff that we record cost of sales to related parties based upon standard costs. We do not allocate variances between actual costs and standard costs between external and related party sales. We respectfully submit to the Staff that separate presentation of such amounts on the face of the income statement would be unduly burdensome to the Company and would not be useful to investors. We also believe that this is competitively sensitive information.

We also note that the disclosure on page F-15 of the Second Amended Draft Registration Statement explains that related party transactions with Cummins “take place on terms resulting in margins within a reasonable range of market rates,” and that “certain joint venture agreements transfer product at cost, some transfer product on a cost-plus basis, and others transfer product at market value.”

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Mark Mandel of Baker & McKenzie LLP at (212) 626-4527.

Sincerely,

/s/ Toni Y. Hickey
Toni Y. Hickey
Chief Legal Officer and Corporate Secretary

Via E-mail:

cc:	Mark Mandel
Baker & McKenzie LLP

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